Tamir Biotechnology, Inc.
11 Deer Park Drive, Suite 204
Monmouth Junction, NJ 08873
(732) 823-1003

March 15, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549

RE:  Tamir Biotechnology, Inc.
 Request for Withdrawal of Registration Statement on Form S-1
 File No. 333-166437 Filed April 30, 2010,

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Tamir Biotechnology, Inc., (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-1 (File No. 333-166437), together with all exhibits thereto (collectively, the “Registration Statement”).  The Registration Statement was filed with the Commission on April 30, 2010.

The Registrant submits this request for withdrawal because due to its limited resources, the Registrant decided not to pursue obtaining effectiveness for the registration of the resale of its shares of common stock upon the conversion of the notes and exercise of warrants that were issued in a private placement completed in October 2009.  The Registration Statement has not been declared effective by the Commission and no securities have been sold pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  The Registrant, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

The Registrant understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless, within 15 calendar days after the filing, the Commission notifies the Registrant that the application for withdrawal has not been granted.

Please direct any questions regarding this request to the undersigned at (561) 819-9910, and to the attention of the Registrant’s counsel, Kevin T. Collins, Esq. of Goodwin Procter LLP, at (212) 813-8809.

Very truly yours,

Tamir Biotechnology, Inc.

By:	/s/ CHARLES MUNIZ
Charles Muniz
President and Chief Executive Officer